HILTON DOMESTIC OPERATING COMPANY INC.
7930 Jones Branch Drive, Suite 1100
McLean, Virginia 22102
October 1, 2019
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hilton Domestic Operating Company Inc. and Guarantors
Registration Statement on Form S-4
File No. 333-233870
Ladies and Gentlemen:
In connection with the Registration Statement on Form S-4 of Hilton Domestic Operating Company Inc., a Delaware corporation (the “Issuer”), and the additional registrants listed therein (collectively, the “Guarantors” and, together with the Issuer, the “Registrants”), we transmitted for filing on September 20, 2019 by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Issuer’s offer to exchange up to $1,000,000,000 aggregate principal amount of the Issuer’s registered 4.875% Senior Notes due 2030 (the “Exchange Notes”) for a like amount of the Issuer’s outstanding unregistered 4.875% Senior Notes due 2030 that were issued on June 20, 2019 (the “Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act. The Outstanding Notes are, and the Exchange Notes will be, fully and unconditionally guaranteed by the Guarantors, who are also registrants under the S-4 Registration Statement.

The Registrants are registering the exchange offer on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corp., available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Inc., available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers.) In connection with the S-4 Registration Statement, the Registrants hereby make the following representations to the Staff of the Commission:
1.The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrants will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff’s position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.
2.No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
The filing fee for the S-4 Registration Statement in the amount of $121,200 has previously been deposited by wire transfer of same day funds to the Commission’s account at U.S. Bank.
Further, pursuant to Rule 461 under the Securities Act, the Registrants hereby request that the effective date of the above-referenced S-4 Registration Statement be accelerated so that it may become effective at 11:00 a.m., Washington, D.C. time, on October 3, 2019, or as soon thereafter as practicable.
We request that we be notified of such effectiveness by telephone call to Edgar J. Lewandowski at (212) 455-7614 of Simpson Thacher & Bartlett LLP, counsel to the Issuer.
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Very truly yours,

HILTON DOMESTIC OPERATING COMPANY INC.

By:	/s/ Kristin A. Campbell
	Name:	Kristin A. Campbell
	Title:	Executive Vice President, General Counsel and Secretary

[Signature Page – Transmittal Letter to SEC]